SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Tasty Baking Company
(Name of Subject Company)

Flowers Bakeries, LLC
(Offeror)
a wholly-owned subsidiary of
Flowers Foods, Inc.
(Parent of Offeror)

Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)
876553306
(CUSIP Number of Class of Securities)

A. Ryals McMullian, Jr., Esq.
Vice President and Associate General Counsel
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757
(229) 226-9110
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Sterling A. Spainhour, Jr., Esq.
Jones Day
1420 Peachtree St., NE
Suite 800
Atlanta, GA 30309-3053
(404) 581-3939
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$N/A	$N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).

☐	Rule 14d-1(d) (cross-border third-party tender offer).

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Flowers Bakeries, LLC (Flowers Bakeries, LLC, and its permitted assignee, a wholly-owned subsidiary of Parent, the “Purchaser”), a wholly-owned subsidiary of Flowers Foods, Inc. (the “Parent”), for all of the outstanding common stock of Tasty Baking Company (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated April 10, 2011, by and among the Parent, the Purchaser and the Company.
Additional Information
The planned tender offer described in this document and the exhibit hereto has not yet commenced. This document and the exhibit hereto are neither an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Parent and Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to the Company’s shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov. In addition, the Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents may be obtained (when available) for free by contacting Parent at 1919 Flowers Circle, Thomasville, GA 31757 and the Schedule 14D-9 may be obtained (when available) for free by contacting the Company at Navy Yard Corporate Center, Three Crescent Drive, Suite 200, Philadelphia, PA 19112.
Forward Looking Statements
Statements contained in this document, including any exhibit hereto, that are not historical facts are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ from those projected. Other factors that may cause actual results to differ from the forward-looking statements contained herein and that may affect the Parent’s prospects in general include, but are not limited to, (a) competitive conditions in the baked foods industry, including promotional and price competition, (b) changes in consumer demand for our products, (c) the success of productivity improvements and new product introductions, (d) a significant reduction in business with any of our major customers including a reduction from adverse developments in any of our customers’ businesses, (e) fluctuations in commodity pricing, (f) our ability to fully integrate recent acquisitions into our business, (g) our ability to achieve cash flow from capital expenditures and acquisitions and the availability of new acquisitions that build shareholder value, and (h) our ability to successfully consummate the merger transaction. In addition, our results may also be affected by general factors such as economic and business conditions (including the baked foods markets), interest and inflation rates and such other factors as are described in the Parent’s filings with the SEC from time to time.
Exhibit Index

Exhibit No.	Description
99.1	Letter to Distributors distributed on April 12, 2011